Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-225591

June 20, 2018

FINAL TERM SHEET

$500,000,000 4.200% Senior Notes due 2023

$500,000,000 4.875% Senior Notes due 2028

Dated June 20, 2018

This pricing term sheet (the “Final Term Sheet”) relates only to the securities described below and should be read together with Marvell Technology Group Ltd.’s preliminary prospectus supplement dated June 20, 2018 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 13, 2018 and the documents incorporated and deemed to be incorporated by reference therein. The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information contained in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Final Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer:	Marvell Technology Group Ltd.

Trade Date:	June 20, 2018

Settlement Date:	June 22, 2018 (T+2)

Ratings (Moody’s/S&P/Fitch):*	Baa3/BBB-/BBB-

$500,000,000 4.200% Senior Notes due 2023

Title of Securities:	4.200% Senior Notes due 2023 (the “2023 Notes”)

Principal Amount:	$500,000,000

Stated Maturity Date:	June 22, 2023

Benchmark Treasury:	2.750% UST due May 31, 2023

Benchmark Treasury Price:	99-25 1⁄4

Benchmark Treasury Yield:	2.796%

Spread to Benchmark Treasury:	+145 basis points

Yield to Maturity:	4.246%

Public Offering Price:	99.795%

Coupon:	4.200%

Interest Payment Dates:	Semi-annually on each June 22 and December 22, beginning on December 22, 2018.

Optional Redemption:	Make-whole at T+25 basis points. On or after May 22, 2023 (the date that is 1 month prior to the maturity of the 2023 Notes), the 2023 Notes are redeemable at 100% of the aggregate principal amount of the 2023 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	57385L AA6 / US57385LAA61

$500,000,000 4.875% Senior Notes due 2028

Title of Securities:	4.875% Senior Notes due 2028 (the “2028 Notes”)

Principal Amount:	$500,000,000

Stated Maturity Date:	June 22, 2028

Benchmark Treasury:	2.875% UST due May 15, 2028

Benchmark Treasury Price:	99-17+

Benchmark Treasury Yield:	2.928%

Spread to Benchmark Treasury:	+195 basis points

Yield to Maturity:	4.878%

Public Offering Price:	99.976%

Coupon:	4.875%

Interest Payment Dates:	Semi-annually on each June 22 and December 22, beginning on December 22, 2018.

Optional Redemption:	Make-whole at T+30 basis points. On or after March 22, 2028 (the date that is 3 months prior to the maturity of the 2028 Notes), the 2028 Notes are redeemable at 100% of the aggregate principal amount of the 2028 Notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.

CUSIP / ISIN:	57385L AB4 / US57385LAB45

***

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Barclays Capital Inc. HSBC Securities (USA) Inc. MUFG Securities Americas Inc. Wells Fargo Securities, LLC

Co-Managers:	BNP Paribas Securities Corp. Credit Suisse Securities (USA) LLC Mizuho Securities USA LLC PNC Capital Markets LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

Changes to the Preliminary Prospectus Supplement	All references to the expected borrowing of $150 million under the Revolving Credit Facility in, or in documents incorporated by reference in, the Preliminary Prospectus are reduced to $0 and all references to the amount of notes offered hereby are increased by $150 million. In addition, our pro forma interest expense will be increased. For pro forma purposes, we have assumed an interest rate of 3.55% for borrowings under the Revolving Credit Facility. The interest rates for the 2023 Notes and 2028 Notes are 4.200% and 4.875%. Our pro forma interest expense is expected to increase accordingly.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. No report of any rating agency is being incorporated by reference herein.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC, including the prospectus supplement, for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the accompanying prospectus supplement if you request it by calling Goldman Sachs & Co. LLC toll-free at 866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 800-294-1322.